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                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   TEAM, INC.
                                (Name of Issuer)

                     Common Stock, $.30 par value per share
                         (Title of Class of Securities)

                                   878155 10 0
                                 (CUSIP Number)

                         Houston Post Oak Partners, Ltd.
                        Louis A. Waters, General Partner
                        520 Post Oak Boulevard, Suite 850
                              Houston, Texas 77027
                                 (713) 629-9172

       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 19, 1998
                 -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
[   ].

         Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 878155 10 0                                          Page 2 of 6 Pages



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1     Name of Reporting Person                                 Houston Post Oak
      S.S. or I.R.S. Identification No. of Above               Partners, Ltd.
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2     Check the Appropriate Box if a Member of a Group (See    (a) [X]
      Instructions)                                            (b) [ ]

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3     SEC Use Only

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4     Source of Funds (See Instructions)                       - WC - BK -

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5     Check if Disclosure of Legal Proceedings is Required     [ ]
      Pursuant to Items 2(d) or 2(e)
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6     Citizenship or Place of Organization                     Texas, U.S.A.
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Number of Shares          7     Sole Voting Power              1,200,000
Beneficially Owned by     -----------------------------------------------------
Each Reporting Person     8     Shared Voting Power            -0-
With                      -----------------------------------------------------
                          9     Sole Dispositive Power         1,200,000
                          -----------------------------------------------------
                          10    Shared Dispositive Power       -0-
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11    Aggregate Amount Beneficially Owned by Each              1,200,000
      Reporting Person
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12    Check if the Aggregate Amount in Row (11) Excludes       [  ]
      Certain Shares (See Instructions)
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13    Percent of Class Represented by Amount in Row (11)       16.5%
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14    Type of Reporting Person (See Instructions)              PN
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CUSIP NO. 878155 10 0                                          Page 3 of 6 Pages



--------------------------------------------------------------------------------
1     Name of Reporting Person                                   Louis A. Waters
      S.S. or I.R.S. Identification No. of Above
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See      (a) [ X ]
      Instructions)                                              (b) [   ]

--------------------------------------------------------------------------------
3     SEC Use Only
--------------------------------------------------------------------------------
4     Source of Funds (See Instructions)                         - AF -

--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings is Required       [  ]
      Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                       U.S.A.
--------------------------------------------------------------------------------

Number of Shares           7     Sole Voting Power               1,200,000
Beneficially Owned by      -----------------------------------------------------
Each Reporting Person      8     Shared Voting Power             -0-
With                       -----------------------------------------------------
                           9     Sole Dispositive Power          1,200,000
                           -----------------------------------------------------
                           10    Shared Dispositive Power        -0-
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting      1,200,000
      Person
--------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes         [  ]
      Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)         16.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)                IN
--------------------------------------------------------------------------------




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CUSIP NO. 878155 10 0                                         Page 4 of 6 Pages



         The following statement of information ("Statement") is being filed by Houston Post Oak Partners, Ltd. and Louis A. Waters pursuant to SEC Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Statement is being filed as a result of the acquisition by Houston Post Oak Partners, Ltd. of beneficial ownership of 1,200,000 shares of the Common Stock of Team, Inc. Louis
A. Waters is filing this Statement jointly with Houston Post Oak Partners, Ltd. because he is its sole General Partner.

ITEM 1.  SECURITY AND ISSUER.

         The class of securities to which this Statement relates is the common stock, par value $.30 per share (the "Common Stock"), of Team, Inc., a Texas corporation ("Team"), whose principal business address is 200 Hermann Drive, Alvin, Texas 77511.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed by Houston Post Oak Partners, Ltd., a Texas limited partnership (the "Partnership"), and Louis A. Waters. Mr. Waters' business address is 520 Post Oak Boulevard, Suite 850, Houston, Texas 77027. Mr. Waters' principal occupation is managing his investments. Mr. Waters is a director of Team.

         Mr. Waters also serves as the sole General Partner of the Partnership, whose principal business purpose is to acquire properties and securities for investment purposes. The Partnership directly holds 100% of the securities to which this Statement relates. The principal business address of the Partnership is 520 Post Oak Boulevard, Suite 850, Houston, Texas 77511.

         Neither Mr. Waters nor the Partnership has ever been convicted in a criminal proceeding. During the last five years, neither Mr. Waters nor the Partnership has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Waters is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Effective May 22, 1998, the Partnership entered into that certain Purchase Agreement by and between the Partnership and Team (the "Purchase Agreement"), under which the Partnership agreed to purchase from Team on the closing date 1,200,000 shares of Common Stock. The aggregate purchase price under the Purchase Agreement was $3,300,000. The closing date under the Purchase Agreement was June 19, 1998.

         The Partnership funded approximately $1,575,000 of the purchase price under the Purchase Agreement from the proceeds obtained through a private placement of its securities in a negotiated transaction not involving a public offering and the remainder of the purchase price through bank loans in the original principal amount of $1,975,000 from a commercial bank in the ordinary course of business.

         No funds or other consideration were otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, and neither the Partnership nor Mr. Waters, except for the transactions described herein, have made any prior acquisitions of the Common Stock.



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CUSIP NO. 878155 10 0                                         Page 5 of 6 Pages



ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition by the Partnership of the shares of Common Stock to which this Statement relates is for investment purposes.

         The number of shares of Common Stock acquired by the Partnership does not constitute a majority of the outstanding shares of Common Stock and is insufficient to permit it to exercise control over Team. In addition, Mr. Waters' position as a director of Team is insufficient to permit him to exercise control over Team.

         Mr. Waters, in his capacity as a director of Team, expects to propose that the Board of Directors explore the alternatives that might be available to Team with respect to strategic planning for the future business operations of the company. It is expected that such alternatives may involve acquisitions or the disposition of material assets by Team. But there are presently no specific plans, proposals, agreements or arrangements agreed to among the directors of Team regarding such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of shares of Common Stock issued and outstanding was 6,083,742 shares, as of June 4, 1998. The Partnership is now the beneficial owner of 1,200,000 shares of Common Stock. Such shares were acquired by the Partnership in the transactions described in Item 3 above. Mr. Waters is the sole General Partner of the Partnership, and as such, is also the beneficial owner of such shares of Common Stock, which now represent 16.5% of the total number of shares of Common Stock issued and outstanding.

         (b) Mr. Waters, in his capacity as the sole General Partner of the Partnership, retains the sole voting and investment power with respect to all of the Common Stock described in Item 5(a), above. However, Mr. Waters' pecuniary interest in such Common Stock is less than all of the Partnership' holdings.

         (c) All the securities described in Item 5(a) above were acquired in the transactions described in Item 3 above within the past sixty (60) days.

         (d) Other than the stock pledge described in Item 6, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of, the securities described herein as being beneficially owned by the Partnership and Mr. Waters.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in Item 2, above, Mr. Waters is the sole General Partner of the Partnership and, as such, he has the sole voting and investment power with respect to the securities to which this Statement relates. Subject to the following sentence, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Waters or the Partnership and any other person with respect to any securities of Team, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, whether giving or withholding of proxies. A total of 1,200,000 shares of the Common Stock held by the Partnership is pledged to a commercial bank to secure the indebtedness of the Partnership described in Item 3, above; none of the securities that are the subject of this


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CUSIP NO. 878155 10 0                                         Page 6 of 6 Pages



Statement is otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following instruments, which relate to the borrowing of funds to finance the acquisition as disclosed in Item 3, above, are filed as exhibits to this Statement:

         Exhibit "A" - Agreement in Writing in Accordance with SEC Rule 13d-1(f)(1)(iii).

         Exhibit "B" - Promissory Note, by the Partnership, as Maker, in the original principal amount of $1,650,000, dated June 12, 1998.

         Exhibit "C" - Security Agreement - Pledge, by the Partnership, as Owner, dated June 12, 1998.

         Exhibit "D" - Specific Guaranty, by Louis A. Waters, as Guarantor, dated June 12, 1998.

         Exhibit "E" - Promissory Note, by the Partnership, as Maker, in the original principal amount of $325,000, dated June 12, 1998.

         Exhibit "F" - Security Agreement - Pledge, by the Waters Trust, as Owner, dated June 12, 1998.

         Exhibit "G" - Specific Guaranty, by Louis A. Waters, as Guarantor, dated June 12, 1998.

ITEM 8.  SIGNATURE.

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 19, 1998

                                      HOUSTON POST OAK PARTNERS, LTD.



                                      By:     /s/ Louis A. Waters
                                         --------------------------------------
                                          Louis A. Waters, General Partner



                                              /s/ Louis A. Waters
                                      -----------------------------------------
                                      Louis A. Waters, Individually